LONG SHORT NOTES

	Long Short Notes Linked to the MSCI Emerging Markets & EURO STOXX 50®/S&P 500® Long Short Index
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately 13 months
Composite Index	The MSCI Emerging Markets/EURO STOXX 50®/S&P 500® Long Short Index. The Composite Index consists of a leveraged long position in the Long Components and a short position in the Short Component. The level of the Composite Index will be determined as described in the Preliminary Offering Documents.
Long Components	The MSCI Emerging Markets Index (Bloomberg symbol: "MXEF") (Initial Component Weight: 100%) and the EURO STOXX 50® Index (Bloomberg symbol: "SX5E") (Initial Component Weight: 100%) The aggregate Initial Component Weights of the Long Components equal 200%.
Short Component	The S&P 500® Index (Bloomberg symbol: "SPX") (Initial Component Weight: -100%)
Payout Profile at Maturity	• 1-to-1 upside exposure to increases in the Composite Index • 1-to-1 downside exposure to decreases in the Composite Index, with 100% of the principal amount at risk
Coupon Payment	At maturity, the notes will pay a single Coupon Payment at the Coupon Payment Rate.
Coupon Payment Rate	[1.00% to 2.00%] of the principal amount, to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the levels of the Long Components will increase and that the level of the Short Component will decrease or not increase as much as the Long Components increase over the term of the notes, and are willing to take full downside risk.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420418002119/tv483215_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
- Depending on the performance of the Composite Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- The long and short positions represented by the Market Measure Components will have a substantial effect on the value of the Composite Index; in the case of the Long Components, this effect is magnified due to its leverage.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the SX5E and the MXEF.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 **Market Access**